Priced In Corp
6110 Coxswain Crescent
Toronto, ON
Canada L5V-2Z8

March 22, 2013

VIA EDGAR

Gabriel Eckstein
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:          Priced In Corp
Amendment No. 1 to Registration Statement on Form S-1
Filed February 12, 2013
File No. 333-184897

Dear Ms. Eckstein:

We hereby submit the responses of Priced In Corp (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated March 8, 2013, to Ken-Muen Le of the Company in regard to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed on February 12, 2013 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 2 to the Form S-1 (“Amendment No. 2”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

General

1.	Please update your financial statements and related disclosure pursuant to Rule 8-08 of Regulation S-X.

Answer:	We have updated our financial statements and related disclosure in this Amendment No. 2.

Risk Factors

We may need to raise additional capital…, page 4

2.	Please revise this risk factor subheading to disclose your currently available cash resources and the minimum period of time that you will be able to conduct your planned operations.

Answer:	We have revised this risk factor to disclose our currently available cash resources and the minimum period of time that we will be able to conduct our planned operations.

We are an “Emerging Growth Company” …, page 7

3.
You state in the third paragraph that you “will be subject to increased disclosure requirements” as a smaller reporting company when and if you cease to be an emerging growth company. Please advise why you believe that you will be subject to increased disclosure requirements as a smaller reporting company and, if appropriate, expand your disclosure outlining those requirements. In addition, consider revising your disclosure to address your status as a smaller reporting company in a separate risk factor.

Answer:	We have revised this risk factor on page 7 that as a smaller reporting company, we benefit from similar exemptions and exclusions as an emerging growth company.

Use of Proceeds, page 12

4.
In your response to prior comment 22, you indicate that you revised your disclosures on page 18 to be consistent with your disclosures on page 12. However, we note that these disclosures continue to differ. Please explain the inconsistencies or revise your disclosures accordingly. At a minimum, we note that your plan of operation discussion on page 19 is based on gross offering proceeds while your use of proceeds discussion assumes net proceeds. Please explain why you believe allocation of proceeds on a gross basis is appropriate, or revise accordingly.

Answer:	We have revised our disclosure under plan of operations on page 18 and 19 so that the discussion is based on the net proceeds throughout the S-1.

Exhibit 5.1

5.
The revised legal opinion in exhibit 5.1 continues to refer in the third paragraph to shares to be sold by selling shareholders. Please file a revised opinion that does not refer to selling shareholders and that opines on shares issued by a corporation, in accordance with our prior comment 30.

Answer:	We have obtained and filed a revised legal opinion addressing the comments as referenced above.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ken-Muen Le
Ken-Muen Le
President